Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The following description of the capital stock of Griffin Industrial Realty, Inc. (the “Company,” “Griffin,” “we,” and “our”) is not complete and may not contain all the information you should consider before investing in our capital stock.  This description is summarized from, and qualified in its entirety by reference to, our certificate of incorporation, which has been publicly filed with the Securities and Exchange Commission.

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. At all meetings of the stockholders for the election of directors a nominee for director shall be elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election (with abstentions not counted as a vote cast either for or against that nominee’s election); provided, however, that a plurality of the votes cast shall be sufficient to elect a director at any meeting of stockholders if the  secretary of the Company determines that the number of nominees exceeds the number of directors to be elected as of the record date for such meeting. All other elections and questions shall be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock which are present in person or by proxy and entitled to vote thereon.  Subject to preferences that may be applicable to any of our outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors of the Company (“Board of Directors”) out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

The Board of Directors, without further stockholder authorization, is authorized to issue, from time to time, our preferred stock in one or more series, to establish the number of shares to be included in any such series and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on our common stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation. The ability of our Board of Directors to issue preferred stock, while providing flexibility in connection with financing, acquisitions and other corporate purposes, could have the effect of discouraging, deferring or preventing a change in control of Griffin or an unsolicited acquisition proposal, since the issuance of our preferred stock could be used to dilute the share ownership of a person or entity seeking to obtain control of Griffin. In powers and rights of the shares of any such series of our preferred stock, it may afford the holders of any preferred stock preferences, powers and rights (including voting rights) senior to the rights of the holders of our common stock, which could adversely affect the rights of holders of our common stock.

Dividend

Griffin’s dividend policy is to consider the payment of an annual dividend at the end of its fiscal year, which enables the Board of Directors to evaluate both Griffin’s prior full year results and its cash needs for the succeeding year when determining whether to declare an annual dividend and the amount thereof, if any.

Anti-Takeover Effects of Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law.  Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

•                  prior to this time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•                  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•                  at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

•                  any merger or consolidation involving the corporation and the interested stockholder;

•                  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•                  any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder, subject to limited exceptions;

•                  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•                  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

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